Exhibit 99.2

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 9 January 2006 it purchased for cancellation 487,000 of its ordinary shares at a price of 409.8475 pence per ordinary share.